Inland Retail Real Estate Trust, Inc.
                              Sticker Supplement

  This Sticker Supplement No. 6 dated October 6, 1999 to our Prospectus dated February 11, 1999 summarizes Supplement No. 6 which updates information in the "Real Property Investments", "Investment Objectives and Policies" and "Plan of Distribution" sections of our Prospectus. Supplement No. 6 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplements Nos. 4 and 5 dated August 2 and September 15, 1999, (which Supplement No. 4 superseded Supplements Nos. 1, 2 and 3), and must be read in conjunction with our Prospectus and those Supplements. Any word that is capitalized in this Sticker Supplement but not defined has the same meaning as in our Prospectus.
                           Real Property Investments
Bartow Marketplace, Cartersville, Georgia
  On September 30, 1999, we purchased Bartow Marketplace, an existing shopping center containing 375,067 gross leasable square feet. This shopping center is located on Georgia Highway 20, near the intersection of US Highway 41 and Georgia Highway 411 in Cartersville, Georgia. We purchased this property for $24,326,600, and incurred acquisition and financing costs of $169,429 for a total acquisition cost of $24,496,029. This acquisition cost represents approximately $65 per square foot of leasable space. We purchased this property with the proceeds of a new first mortgage loan in the amount of $18,375,000 from SouthTrust Bank, National Association, secured by deeds to secure debt and security agreement and a collateral assignment of rents and leases. As of September 30, 1999, our new property was 100% leased. The tenants leasing more than 10% of the total square footage currently include Wal-Mart with 204,170 square feet and Lowe's Home Centers with 130,497 square feet.
                      Investment Objectives and Policies
Distributions
  We have decided to increase distributions from a rate of $.73 per share per annum to a rate of $.75 per share per annum, effective November 1, 1999, beginning with the distribution to be paid December 7, 1999.
                             Plan of Distribution
  As of September 30, 1999, we had sold 3,198,659 shares resulting in gross proceeds of $31,986,590. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of September 30, 1999, we have incurred $3,038,726 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $28,947,864 of net proceeds from the sale of those 3,198,659 shares. An additional 16,350 shares have been sold pursuant to our Distribution Reinvestment Program as of September 30, 1999, for which we have received additional net proceeds of $155,325. We also pay an affiliate of our Advisor fees to manage and lease our properties. As of September 30, 1999, we have incurred and paid property management fees of $100,519, of which $92,822 were retained by an affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of the quarter ending September 30, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $84,429 are included in the purchase price we paid for Bartow Marketplace.




                               SUPPLEMENT NO. 6
                             DATED OCTOBER 6, 1999
                   TO THE PROSPECTUS DATED FEBRUARY 11, 1999
                   OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 6 to you in order to supplement our Prospectus. This Supplement No. 6 updates information in the "Real Property Investments", "Investment Objectives and Policies" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 6 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplements Nos. 4 and 5 dated August 2 and September 15, 1999, (which Supplement No. 4 superseded Supplements Nos. 1, 2 and 3), and must be read in conjunction with our Prospectus and those Supplements. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

                           Real Property Investments

Bartow Marketplace, Cartersville, Georgia

On September 30, 1999, we purchased an existing shopping center known as Bartow Marketplace located on approximately 46.66 acres and containing 375,067 gross leasable square feet. Bartow Marketplace is located on Georgia Highway 20, near the intersection of US Highway 41 and Georgia Highway 411 in Cartersville, Georgia. Cartersville is located approximately 35 miles northwest of downtown Atlanta.

We purchased Bartow Marketplace from an unaffiliated third party. Our total acquisition cost, including expenses, was $24,496,029. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be immaterial. Our acquisition cost is approximately $65 per square foot of leasable space, which consists of the following:

    *   Purchase Price.......................... $ 24,326,600
    *   Acquisition costs to third parties......       84,429
    *   Financing costs to an Inland affiliate..       35,000
    *   Financing costs to third parties........       50,000

                                 Total.......... $ 24,496,029
                                                 =============

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the shopping center is located within a vibrant economic area. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions.

We purchased this property with the proceeds of a new first mortgage loan in the amount of $18,375,000 from SouthTrust Bank, National Association, secured by deeds to secure debt and security agreement and a collateral assignment of rents and leases. The loan is evidenced by two promissory notes. One promissory note is in the principal amount of $13,475,000, requires monthly payments of interest only at a floating rate per annum of 1.50% over a LIBOR related index, is due on September 30, 2004 and may be prepaid at any time prior to maturity without penalty. However, the note provides that we may elect to pay interest at a fixed rate equal to the greater of 7.75% or 2.00% in excess of the rate being paid on U.S. Treasury Securities with a maturity date closest to September 30, 2004 at the time of exercise of the option. If this election is made, then the note may be prepaid in whole or in part at any time prior to maturity with a penalty equal to 1.00% of the amount prepaid. The other note is in the principal amount of $4,900,000, requires monthly payments of interest only at a floating rate per annum of 1.50% over a LIBOR related index, is due on September 30, 2000, and may be prepaid at any time prior to maturity without penalty. We or any of our affiliates are required to maintain deposit accounts with SouthTrust Bank, National Association beginning January 1, 2000; and by June 30, 2000, we must maintain an average collected demand deposit balance or average overnight repurchase agreement balances of not less than $2,000,000. In the event this condition is not met, the applicable interest rate on both notes shall be increased by .0025% from the time this occurs throughout the remaining term of the loan.

Bartow Marketplace, which was built in 1995, consists of a single-story, multi-tenant retail center. As of September 30, 1999, this property was 100% leased. Tenants leasing more than 10% of the total square footage currently include Wal-Mart, a discount department store, and Lowe's Home Centers, a home furnishing store. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

                                           Base Rent
                  Approximate             Per Square
                     GLA                    Foot Per
                    Leased     % of Total    Annum           Lease Term
  Lessee           (Sq. Ft.)      GLA         ($)       Beginning       To
   -----------    ----------- ----------- ------------ ------------ ---------

Wal-Mart            204,170      54.44        5.41      10/1995      10/2015
  Options   (1)                               5.41      11/2015      10/2035

Lowe's Home
  Centers           130,497      34.79        6.03      10/1995      10/2015
  Option 1                                    6.63      11/2015      10/2020
  Option 2                                    7.30      11/2020      10/2025
  Option 3                                    8.03      11/2025      10/2030
  Option 4                                    8.83      11/2030      10/2035
  Option 5                                    9.71      11/2035      10/2040
  Option 6                                   10.68      11/2040      10/2045

(1) There are four successive five-year renewal options at the same base rent per square foot per annum.

For federal income tax purposes, our depreciable basis in this property will be approximately $18,372,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 15 years,
respectively.   Real estate taxes for 1998 (the most recent tax year for which information is generally available) were $22,410. Wal-Mart and Lowe's are located on separately assessed parcels for real estate tax purposes and pay their own tax bills. Real estate taxes for 1999 are expected to be approximately $22,410.

On September 30, 1999, a total of 375,067 square feet was leased to 17 tenants at this property. The following tables set forth certain information with respect to our leases with those tenants:

                  Approximate
                      GLA                             Current        Rent per
                    Leased      Lease     Renewal    Annual Rent    Square Foot
  Lessee           (Sq. Ft.)    Ends      Options        ($)            ($)
  ------          ----------    -----     -------    -----------    -----------
Wal-Mart            204,170     10/15     4/5 yr.     1,104,560         5.41
Lowe's Home Centers 130,497     10/15     6/5 yr.       786,897         6.03
Fashion Bug (2)      12,000     01/06     6/5 yr.        90,000         7.50
The Sport Shoe        4,800     03/01        -           61,200        12.75
Gold & Diamond
  Exchange (2)        1,200     08/06     2/5 yr.        16,872        14.06
Dollar Tree           3,000     03/00        -           36,750        12.25
Payless Shoesource    3,000     05/06     2/5 yr.        36,750        12.25
Fast Rental           2,800     11/00     2/5 yr.        33,600        12.00
Hickory Hams          2,800     03/01     2/5 yr.        35,700        12.75
Sally Beauty
  Supply              1,800     02/01     1/5 yr.        19,800        11.00
Gorin's Cafe &
  Grill               1,800     05/01     2/5 yr.        22,950        12.75
V. Nail Salon         1,200     12/00        -           16,068        13.39
Mailboxes, Etc.       1,200     12/00     1/5 yr.        15,600        13.00
Team Personnel
  Services            1,200     01/01        -           15,756        13.13
Hair Cuttery          1,200     03/01        -           17,304        14.42
Tele-Dynamics         1,200     11/01        -           16,044        13.37
New Ming Moon         1,200     08/04     1/5 yr.        16,800        14.00

(1) Each tenant also pays its proportionate share of real estate taxes, insurance and common area maintenance costs. In addition, Lowe's Home Centers, Fashion Bug, The Sport Shoe, Gold & Diamond Exchange, Dollar Tree, Payless Shoesource, Hickory Hams, Sally's Beauty Supply, Gorin's Cafe & Grill and Hair Cuttery pay, as additional rent, a percentage of gross sales in excess of a prescribed amount.

(2) Gold & Diamond Exchange is expanding into 2,400 square feet of space currently occupied by Fashion Bug (which will downsize by a like amount of square footage). Fashion Bug will continue to pay its current rental of $7,500 per month until November 2nd, 1999 at which time its rent shall reduce automatically to $6,000 per month (reflecting the downsizing from 12,000 square feet to 9,600 square feet). Gold & Diamond Exchange shall continue paying its current rental in the amount of $1,406 per month through the 45th day after Landlord's delivery of the expansion space (i.e. 2,400 additional square feet taken from Fashion Bug) at which time its rental shall automatically increase to $4,218 per month.

                                                              Average     Percent of    Percent of
                                                              Base Rent      Total      Annual Base
                                     Annual Base    Total     Per Square  Building GLA     Rent
                        Approx. GLA   Rent of       Annual    Foot Under  Represented   Represented
  Year       Number of  of Expiring  Expiring       Base      Expiring    by Expiring   By Expiring
 Ending       Leases      Leases     Leases        Rent (1)   Leases        Leases       Leases
December 31,  Expiring  (Sq. Ft.)       ($)          ($)         ($)          (%)          (%)
-----------  ---------  ----------- -----------  -----------  ----------  ------------- -----------

   1999          -           -           -        2,349,211        -           -             -

   2000          4          8,200     102,663     2,334,979      12.52        2.19          4.37

   2001          7         14,800     194,368     2,139,697      13.13        3.95          8.32

   2002          -           -           -        2,080,499        -           -             -

   2003          -           -           -        2,081,051        -           -             -

   2004          1          1,200      18,912     2,074,747      15.76         .32           .91

   2005          -           -           -        2,062,139        -           -             -

   2006          3         16,200     170,682     1,950,133      10.54        4.32          8.28

   2007          -           -           -        1,891,457        -           -             -

   2008          -           -           -        1,891,457        -           -             -

(1) We made no assumptions regarding the re-leasing of expired leases.  It is the opinion of our management that the space will be re-leased at market rates at the time of re-leasing.



We received an appraisal prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Institute and the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a fair market value for Bartow Marketplace, as of August 31, 1999, of $24,500,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

                      Investment  Objectives and Policies

Distributions

We have decided to increase distributions from a rate of $.73 per share per annum to a rate of $.75 per share per annum, effective November 1, 1999, beginning with the distribution to be paid December 7, 1999.

                             Plan of Distribution

As of September 30, 1999, we had sold 3,198,659 shares resulting in gross proceeds of $31,986,590. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of September 30, 1999, we have incurred $3,038,726 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $28,947,864 of net proceeds from the sale of those 3,198,659 shares. An additional 16,350 shares have been sold pursuant to our Distribution Reinvestment Program, for which we will receive additional net proceeds of $155,325. We also pay an affiliate of our Advisor fees to manage and lease our properties. As of September 30, 1999, we have incurred and paid property management fees of $100,519, of which $92,822 were retained by an affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, paid quarterly. As of the end of the quarter ending September 30, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $84,429 are included in the purchase price we paid for Bartow Marketplace.